MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Cautionary Note regarding Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward- looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principle ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There is material limitations associated with the use of such Non-GAAP measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project (“Hollister”) on the Carlin Trend in Nevada, USA and the Burnstone Project (“Burnstone”) in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increase during 2012 and 2013. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the annual financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the years ended December 31, 2011 and 2010 which are prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars (“$”) unless stated otherwise. This MD&A is prepared as of May 11, 2012.

1.	Executive summary

	3 months ended
	March 31 2012	March 31 2011
Recovered Au eqv oz	22,911	29,593
Au eqv oz sold	21,555	20,118
Realized Au eqv price	$1,548	$1,309
Revenue ($’000)	$33,373	$26,343
Loss from operating activities ($’000)	($7,650)	($377)
Net loss for the quarter ($’000)	($17,770)	($20,341)
Cash generated from (utilized by) operations ($’000)	$565	($9,482)
Adjusted loss per share	($0.03)	($0.02)

Hollister

The Nevada operations produced 16,240 Au eqv oz1 for the quarter (Q1 2011: 24,082 Au eqv oz), compared to the forecast of 19,749 Au eqv oz. Ineffective carbon stripping, while the final upgrade to the acid wash and carbon regeneration circuit was being completed, resulted in lower than planned Au (87%) and Ag (62%) recoveries at the Esmeralda mill during the quarter.  The upgrade to this circuit was completed in late April 2012. All doré will be poured on site starting May 2012. Although lower than Q1 2011, Au and Ag grades as well as tonnes extracted from trial mining were in-line with the production plan and good progress has been made in improving mining flexibility through additional focus on ore development.  15,357 Au eqv oz were sold during the quarter (Q1 2011: 17,324) with the amount of Au eqv oz locked up in carbon and awaiting processing through third party refiners increasing by 1,352 to 14,447 Au eqv oz on March 31, 2012. It is expected that this carbon will be treated during Q2 2012 and inventory levels will return to normalized levels by the end of Q2 2012. Cash costs per ounce of $850/oz were recorded for the quarter (Q1 2011 : $670); costs were impacted by the lower recoveries achieved as well as the additional transportation costs incurred to process the carbon at the Rand Refinery in South Africa. Following the recent receipt of the Dam Safety Permit (which authorizes the impounding of tails, slimes and water on the tailings storage facility) and the updated reclamation bond, construction commenced on the expanded tailings facility. The current tailing capacity has sufficient capacity for the impoundment of tails until the planned completion of the expanded tailings facility.

Burnstone

The Burnstone operations produced 6,671 Au  oz for the quarter (Q1 2011: 5,511 Au oz), compared to the forecast of 6,327 Au oz. Production volumes were generally in-line with the production plan with a slightly higher stoping Au grade compensating for minor volume variances. Square meters available for stoping more than doubled from December 31, 2011 with over 14,000 square meters being available at March 31, 2012. Available square meters has increased further since that time with approximately 16,200 square meters being available for stoping at the end of April 2012. Good progress was made during the quarter on infrastructure upgrades that will enable the mine to maintain its momentum to meet increasing development and production targets. Cash costs per ounce for the quarter of $2,181 were recorded (Q1 2011: $2,471) and were impacted by additional water handling and employee related costs incurred.

1 Gold equivalent ounces calculated using metal price of US$1,400/oz for Au and US$30/oz for Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Financial results and corporate matters

Revenue of $33 million was recorded for the quarter, an increase of 27% over the comparative period in 2011. The increase in revenue can be ascribed to a 7% increase in ounces sold as well as an 18% increase in the realized gold price. The increase in cash and non-cash costs had a negative impact on the loss from operations which amounted to $7.7 million (2011: $0.4 million). A $2 million increase in net interest paid when compared to Q1 2011 is due to interest for January 2011 being included in the Burnstone project development costs. A further $2.6 million impairment charge on the loan advanced to our Black Economic Empowerment partner (Tranter Burnstone (Pty) Ltd (“Tranter”)) was recorded as a result of the decline in the Company’s share price. The valuation of the zero-cost-collar hedge structures was immaterial for the quarter as a result of the relative sideways movement in gold prices during this period.

The Company closed the previously announced $50 million public offering (see press release March 15, 2012) on March 30, 2012 with the 15% over-allotment option granted to the Underwriters closing on April 5, 2012. Net proceeds from the Offering, totalling $54 million, will be used as working capital for the development and production ramp up at Burnstone. At March 31, 2012, the Company had net working capital of $15 million, which included $44 million in cash reserves, and also had $10 million available to be drawn upon under the US$150 million term facility.

Following negotiations between the Company, Tranter and Investec Bank Limited (“Investec”), a Term sheet was agreed to in late April 2012 to settle a mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations to Investec and thereby remove their current breach of the loan agreement. In terms of the proposal, Investec will remove all cash margin requirements and also restructure the repayment in such a matter that the required assistance from the Company does not impact on its short term cash requirements. The parties are currently working on finalizing the legal agreements and obtaining the required approvals to enter into the binding legal agreements. It is anticipated that this restructured loan and financial assistance agreement will be executed before May 30, 2012.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Good progress has been made at both Hollister and Burnstone during the first quarter of 2012.  The focus has been to improve mining flexibility through the increase in ore development and the establishment of additional stopes, thereby enabling the Company to meet its annual production targets. Burnstone achieved its planned quarterly production targets whilst addressing short-term infrastructural challenges, which impacted on efficiencies in late 2011 and the first few months of 2012.  This has resulted in a 6% increase in ore development meters, up from a monthly average of 845 meters in Q1 2012 to over 900 meters in April 2012.  In addition, ore development ends at the end of April were 62, which is an improvement of 48% over the 42 ends available on March 31, 2012.  Continued infill drilling has shown no further geological challenges similar to the Graben fault that significantly influenced our production build-up at Burnstone in 2011. The operational benefit from increased flexibility at our Hollister Mine and the completion of the acid wash and carbon regeneration circuit at the Esmeralda Mill is expected to allow cash costs from trial mining activities to decrease to the planned levels for the year.”

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

2.	Results of Operations

Revenue

The table below provides a summary of Au eqv oz sold.

	3 months ended
	March 31 2012	March 31 2011
Nevada operations	15,357	17,324
South African operations	6,198	2,794
Total Au eqv oz sold	21,555	20,118

Au eqv oz sold for the quarter by our Nevada operations were still impacted by the time delay in processing the carbon through third party refiners as well as the lower average contained Au eqv grade and tonnes trial mined. Recovered metal not sold increased by 1,352 Au eqv oz to 14,447 Au eqv oz during the quarter. An agreement has been reached with Rand Refinery in South Africa to treat the carbon until such time as the upgrade to the acid wash and carbon regeneration circuit is completed which will allow for pouring dore at our Esmeralda mill and eliminate the dependency on third party refiners (refer to section 4.1 below for more detail on the upgrade and completion thereof).

Our South African operation commenced commercial production in February 2011 and sold 2,794 Au oz in the quarter ended March 31, 2011. Sales increased quarter on quarter during 2011 and averaged 6,400 Au oz sold per quarter from Q2 to Q4 2011. Production in Q1 2012 was in line with the production buildup plan which included planned lost production during Q1 2012 to accommodate the improvements to underground temporary infrastructure (refer section 4.2 below for an update on progress).

Included in revenue for the quarter is $1.9 million derived from the sale of 71,524 Ag oz trial mined at our Hollister property.

Production costs

The following table provides a breakdown of the production costs incurred.

	3 months ended
	March 31 2012	March 31 2011
Nevada operations ($’000)	13,043	11,240
South African operations ($’000)	14,028	2,456
Total production costs ($’000)	27,071	13,696
Cash production cost per Au eqv oz – Nevada operations	$850	$670
Cash production cost per Au oz – South African operations	$2,182	$2,471

The increase in cash production costs for the Nevada operations as compared to Q1,2011 are mainly due to the additional carbon transport costs incurred as a result of sending the carbon to Rand Refinery in South Africa as well as the lower metal recoveries at our Esmeralda mill.

Production costs as well as cash production costs are impacted by the weighted average cost of stock piles and metal in process at the beginning of the reporting period. The construction phase of the South African operations was only completed in January 2011 with all pre-production costs capitalized to the asset under construction. The impact of this is that the opening stock pile and metal in process for the South African operations carried no value on February 1, 2011 when the production phase commenced. The cash cost for Q1 2011 reflected in the table above reflects actual cash cost after adjusting for the impact of

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

the average inventory unit costing. Cash production costs are still impacted by the low average grade of ore resulting from the high ratio of development ore to stoping material being processed as well as the low mining volumes during the quarter as a result of the planned lost production due to the improvements made to infrastructure.

Depletion charge

	3 months ended
	March 31 2012	March 31 2011
Nevada operations ($’000)	1,004	1,095
South African operations ($’000)	56	39
Total ($’000)	1,060	1,134

This is a non-cash item and relates to the amortization charge on the Hollister and Burnstone mineral properties.

Depreciation charge

	3 months ended
	March 31 2012	March 31 2011
Nevada operations ($’000)	970	721
South African operations ($’000)	2,417	493
Total ($’000)	3,387	1,214

This is a non-cash item and relates to the depreciation charge for the Nevada and South African operations. The increase year on year at the Burnstone operation is due to the increased in mining activities.

Exploration expenses

The exploration expenses predominantly relate to underground exploration at our Hollister property which amounted to $1.7 million for the quarter (Q1 2011:$2.4 million). The balance relates to our Tanzanian properties, with limited costs incurred on exploration activities at Burnstone.

Pre-development expenses

Pre-development expenditures relate to underground development at our Hollister Project which amounted to $4.7 million (Q1 2011:$3.7 million) for the quarter. Additional development was incurred during Q1 2012 to improve flexibility for trial mining for the remainder of 2012. Underground development costs at our Hollister project will be expensed until such time as the Environmental Impact Statement (“EIS”) has been completed (expected Q3 2012). Refer to section 4.1 for more details on the Hollister Project permitting.

Foreign exchange gain

This movement predominantly relates to the fluctuation between the Canadian (“$”) dollar and United States (“US$”) dollar on the US$150 million term facility agreement as well as the associated Zero Cost Collar (“ZCC’) hedge structure as these are denominated in US$.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Stock based compensation

The income statement charge relating to this non-cash expense is impacted by the quantum and timing of stock options issued as well as the valuation thereof as influenced by the option price and volatility of the Company’s share price.

Impairment of loan due from related party

An impairment provision for a further $2.6 million was recorded against the loan advanced to our BEE partner under the 2010 guarantee agreement as a result of the prolonged decrease in the value of the Company shares owned by our BEE partner that serves as collateral for the advance. Refer to section 7 for further details.

Loss on derivative instruments

a.	Unrealized loss and mark-to-market adjustments on financial instruments

A net loss of $498,000 (Q1 2011: profit of $1.3 million) was recognized on the fair value movement of the ZCC hedge programs. A fair value loss of $7.3 million was also recorded in March 2011 on initial recognition of the ZCC hedge program for the US$70 million term loan. The fair value adjustment recorded in the financial statements is calculated with reference to the price of the call options and is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure. Refer to section 11 for further detail on the ZCC hedge structures.

b.	Loss on settlement of Senior Secured Notes

During Q1 2011 this non-cash accounting charge of $8.8 million was recorded as a result of the accounting policy followed for the Senior Secured Notes that were issued in 2008. A monthly accretion charge to increase the recorded liability was processed to increase the liability to the settlement value over the maturity period of the notes. Due to the notes being settled on March 15, 2011 as opposed to December 12, 2011 the remaining accretion charge was recorded on the day of settlement, resulting in an accounting loss on settlement. From a cash flow perspective the notes were settled in terms of the note agreement and no additional costs were incurred on settlement.

Other comprehensive loss

A $19 million cumulative translation adjustment credit was recorded for the quarter relating to the South African Rand (“ZAR”) and US$ both strengthening against the $. The translation adjustment is recorded on conversion of the respective subsidiaries’ trial balances from their functional currency to the reporting currency of the Company.

3.	Financial condition review

Total assets

Total assets increased by $56 million and current assets by $14 million since December 31, 2011, predominantly due to the increase in cash and cash equivalents following the closing of the $50 million public offering in March 2012 as well as an increase in inventories. The net movement in total assets includes a $6 million depreciation and depletion charge as well as $19 million credit in foreign exchange movement on property, plant and equipment following the strengthening in die ZAR against the $.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Total liabilities

Total liabilities increased by $5 million since December 31, 2011 mainly due to the following reasons:

  Trade payables and accrued liabilities

  Increased by $2 million following the repayment of the $11 million short term gold advance and an increase in trade payables of $13 million.

  Long term debt

  The Convertible Debentures increased by $4 million due to the accretion charge being recorded over the term of this facility.

Shareholder’s equity

During the quarter ended March 31, 2012, the Company’s issued share capital increased by 66.7 million common shares due to the closing of the $50 million public offering in March 2012.

At March 31, 2012, the Company had 542 million common shares and 33 million share purchase warrants issued and outstanding. A further 23 million share options were also issued and outstanding.

As of the date of this MD&A the Company had 552 million common shares issued and 38 million share purchase warrants outstanding following the closing of the $50 million equity offering on March 30, 2012. A further 23 million share options were also issued and outstanding on the date of this MD&A.

Liquidity

The Company generated net cash of $0.6 million from operating activities during the quarter, compared to $9.5 million utilized in operations for the comparative period. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash utilised in operating activities as opposed to investment activities where capital development is included.

Cash utilized in investment activities decreased to $29.5 million during the quarter compared to $36.7 million in Q1 2011.

Net proceeds of $43.5 million were received from financing activities during Q1 2012 (Q1 2011:$102.1 million). The net proceeds relate predominantly to the public offering in March 2012 (refer below) and a further $10 million drawn on the $150 million credit facility. During Q1 2011 $81 million were raised through a public offering as well as a net $15 million from the refinance of the 2008 Senior Secured Notes.

The Company monitors its spending plans, repayment obligations and cash resources and acts with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

The slower than planned production build-up during the later part of H2 2011 at Burnstone had a consequential impact on the cash resources of the Company. On March 15, 2012 the Company announced that it has entered into an agreement pursuant to which a syndicate of Underwriters have agreed to, on a bought deal basis, to buy 66,700,000 units of the Company (the “Units”), at a price of $0.75 per unit, for aggregate gross proceeds of approximately $50 million (the "Offering"), by way of a short form prospectus. Each unit consists of one common share of Great Basin Gold (a “Common Share”) and one half of a purchase warrant (each whole warrant, a “Warrant”). Each warrant will be exercisable for a period of 2 years following the closing of the Offering at an exercise price of $0.90 per warrant. The Offering successfully closed on March 30, 2012 with the 15% over-allotment option granted to the Underwriters closing on April 5, 2012. Net proceeds from the Offering, totaling $54 million, will be used towards working capital for the development and production ramp up of the Burnstone Mine, which is

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

expected to turn cash flow positive by Q3 2012.

Delivering on planned production from both the Nevada and South African operations remains essential to the Company’s ability to fund its operations and meet its debt repayment obligations in the near term. At March 31, 2012, the Company had net working capital1 of $15 million that included $44 million in cash reserves and also had $10 million available to be drawn upon under the US$150 million restructured term facility (closed December 2011).

The Company has no "Purchase Obligations", defined as “any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction”.

4.	Operations review

4.1	Nevada operations

The Company’s Nevada operations consist of the Hollister Property (“Hollister”) located in the northern part of the Carlin Trend and the Esmeralda Property (“Esmeralda”) located in south west Nevada close to the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

The EIS process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection, and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

Esmeralda consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at Hollister is trucked to Esmeralda for metallurgical processing.

Other features of Esmeralda include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from Hollister with 80% of the latter distance over paved roads.

_____________________________
1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Trial stoping and milling

	3 months ended
	March 31 2012	March 31 2011
Ore tonnes to surface	21,142	21,828
Contained Au oz extracted	18.087	20,177
Contained Ag oz extracted	110,712	154,488
Contained Au eqv oz extracted	20,459	22,434
Contained average grade Au oz/tonne (gram/tonne)	0.86 (26.6 g/t)	0.92 (28.8 g/t)
Contained average grade Ag oz/tonne (gram/tonne)	5.24 (162.9 g/t)	7.08 (220.1 g/t)
Tonnes processed	20,042	21,634
Recovered Au oz	14,758	22,012
Recovered Ag oz	69,147	111,757
Recovered Au eqv oz	16,240	24,082
Recovery % Au	87%	88%
Recovery % Ag	62%	68%
Au eqv oz sold	15,357	17,324

The Nevada operations extracted 20,459 Au eqv ounces2 from trial mining activities during the quarter, (Q1 2011: 22,434) . As previously indicated, the high grade nature of the Hollister ore body can lead to quarterly grade fluctuations. The Au eqv grade for the quarter decreased by 6% to 0.97 oz/t (30.17 g/t) in Q1 2012 (Q1 2011:1.03 Au eqv oz / 32.04 g/t).

As indicated earlier in the year a conscious decision was taken to focus on additional ore development during Q1 2012 with the aim to improve mining flexibility by increasing the availability of additional stopes which will allow for improved grade blending of extracted ore and more consistent performance on a monthly and quarterly basis during 2012. This impacted on the tonnes extracted and available for processing which again impacted on the ounces recovered.

Recoveries from our Esmeralda mill were lower than planned due to ineffective carbon stripping while the installation of the remaining components of the acid wash and carbon regeneration circuit were ongoing. The upgrade to this circuit was completed in late April 2012 with improvements in recoveries expected from May 2012 onwards. Notwithstanding the regular shipments of carbon to Rand Refinery in South Africa during the quarter, the Au eqv oz contained in carbon and awaiting processing increased by 1,352 to 14,447 Au eqv oz by March 31, 2012. With the completion of the upgrades mentioned above this balance is expected to decrease substantially by June 30, 2012.

Recovered ounces are expected to return to the quarterly average of 22,000 – 24,000 Au eqv oz as a result of the increase in tonnes from trial mining as well as the improvement in recoveries to the planned 90 –92% Au and 75 – 80% Ag.

_____________________________
2 Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Progress on the Environmental Impact Statement

The Company has completed its review of the Draft Environmental Impact Statement (“DEIS”). BLM review of the DEIS, was completed in March 2012. BLM has commented on the Notice of Availability (“NOA”), but comments from certain authorities are still outstanding. Once the third party contractor has received all the comments, a “camera-ready” version of the DEIS will be produced. Hereafter BLM Elko will do a quality review of the DEIS and forward it to the BLM Washington office for publication along with the NOA.

The DEIS is expected to be published in May 2012 at which time the public participation process will commence. A favorable Record of Decision is expected in Q3 2012 that will mark the completion of the EIS and allow the Hollister project to enter into commercial production.

Underground Exploration

Underground exploration and stope delineation drilling has continued during Q1 2012. Four drilling rigs are being deployed – a U6 for stope delineation and Upper Zone evaluation, a San Juan 252 and JVA Bazooka rigs for short Upper Zone and Stope delineation boreholes, and a LM 90 for longer exploration boreholes. In total, five exploration holes at the SE Gwenivere and Pit Feeder targets (totaling 1,808 feet or 548 meters), twenty-one Upper Zone exploration holes (totaling 13,832 feet or 4,191 meters) and thirty-four stope delineation holes (totaling 6,651 feet or 2,015 meters) were completed. The LM 90 will be demobilized during Q2 2012 after completion of a number of Pit Feeder exploration holes. The remainder of this drill program will be executed from surface platforms.

Surface Exploration

No physical surface exploration work was undertaken during the quarter. A phase of detailed surface geological and structural mapping on the sub-regional and mine site scale, including follow-up of indicated ground CSMAT (high resolution resistivity) anomalies was completed in Q4 2011 and a new digital map compiled (see below). The next step is the generation of a synthesis map integrating the geology and geophysical interpretations. The structural work has significantly advanced the understanding of the timing and geometry of ore fluid controlling basement structures, given that the Hollister mineralization is approximately 15 million years old, and hosted in 430 million year old Vanini metasedimentary rocks and unconformably overlying 16 million year old mid Miocene volcanic rocks.

This work has been incorporated into the upcoming 2012 surface drill program. The target rationalization and prioritization at Hollister will continue to advance during this period, and there are number of new targets to be investigated over the forthcoming exploration drilling seasons. These include a number of structures that are similar to those that control the geometry of the Gwenivere and Clementine vein systems. To the southeast, altered intrusive rocks have been interpreted from the geophysical data, interfacing with the Hatter vein system. The Hatter drilling program during Q2-Q3 2012 will provide orientated core for the analysis of structural controls to the vein system. Surface mapping has indicated a ENE-WSW trend (as opposed to E-W). A N-S structural grain possibly linked to the Craig Rhyolite emplacement will also be investigated. The existence of Carlin age (38-43 Million year old) mineralization in the southeastern portion of the claim block cannot be ruled out. In this area, a conspicuous structural interface with the Carlin Trend has been identified which warrants further investigation. CSMAT high resolution resistivity data, when integrated with empirical borehole data, has defined the potential for a number of new vein system targets.

The surface mapping has also delineated a number of hydrothermal vent and satellite geyserite / eruptive centers (see below). The development and geometry of mineralized veins beneath a number of these in the Butte / Velvet area will be tested by the 2012 surface drilling program.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Figure 1: Hollister property updated digital map.

The map above shows locality of the planned drilling during 2012. The hydrothermal eruption centres (large red rings) and a number of clusters of smaller satellite vents (small red triangles) are all empirical indications of long lived geothermal activity, and fluid circulation capable of forming precious metal bearing epithermal veins such as the Clementine – Gwenivere system. The importance of this work underscores the upside potential at Hollister, where it can be seen that the Clementine – Gwenivere vein system is a small part of a larger geothermal field.

The 2012 drilling program will follow-up significant previous intersections in the Hatter system achieved during the 2008/2009 drilling. These include 13 intersections of > 1 opt Au (ranging to 7.820 opt (268.11 g/t) Au) over 0.5 to 3.5 feet (0.2 to 1.1m) in width. There were also 13 intersections in excess of 3 feet (0.9 m) in width, with a maximum of 7.8 feet (2.4 meters) grading 0.15 opt (5.28 g/t) Au. The upcoming phase of drilling is expected to advance the delineation and classification of the Hatter zone to an Inferred Mineral Resource category.

The drilling program in the Butte East and South Velvet targets is focusing on a combination of favorable structures, geothermal vent zones and previous high grade surface Reverse Circulation and Diamond drill hole intersections. These intersections range from 0.64 opt (22 g/t ) Au to 1.816 opt (62 g/t ) Au over widths ranging up to 25 feet (7.6 meters). The intersections are all shallow, hosted in the Tertiary volcanics or just below the unconformity in the underlying Ordovician host rocks. Gold mineralization in the Tertiary volcanics is erratic, but has been found to generally point to vein systems at depth developed from long lived geothermal activity and fluid circulation.

A site visit with BLM officials early May 2012 will finalize approvals for the surface drilling program at Hollister this summer field season. Budgeting and planning of the surface exploration drilling for Q2-Q3 2012 are complete, and two drill contracts awarded to execute the program.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Plans for remainder of 2012

The Company plans to continue its trial mining (ore removal and test-processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. The acid wash and carbon regeneration system being installed at the Esmeralda mill to enhance recoveries by preventing carbon fouling is scheduled for completion in Q2 2012. The Nevada operations remains on target to produce an estimated 90,000 - 100,000 Au eqv oz in 2012 at a cash production cost estimated to range between US$700 to US$750 for the full year.

The Company is continuing with underground infill drilling with a view to bringing the current inferred mineral resources into the indicated or measured categories, as well as step-out drilling to further explore the potential for western, eastern and Upper Zone extensions to the mineralized vein systems. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Property deposit, to the extent that additional vein style mineralization targets have been identified outside of the Clementine – Gwenivere system. Surface drilling during the latter part of 2012 will further test the Hatter and Butte East / South Velvet targets.

The Company will also continue working on finalization of the EIS for Hollister by Q3 2012.

4.2	South African operations

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Project has received all of the required permits to complete the development of the mine and to commence full-scale underground mining. Blocks B and C are the areas of the ore body to be mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Production results

	3 months ended
	March 31 2012	March 31 2011
Ore development (meters)	2,542	1,167
Waste development (meters)	1,170	2,083
Total development (meters)	3,712	3,250
Stoping (square meters)	7,029	3,760
Ore tonnes to surface – development	126,872	75,608
Ore tonnes to surface – stoping	24,712	16,508
Ore tonnes to surface – total	151,584	92,116
Contained Au oz extracted - development	3,895	2,520
Contained Au oz extracted - stoping	3,411	889
Contained Au oz extracted - total	7,306	3,409
Contained average grade Au eqv oz/tonne (g/t)– development	0.03 (0.95 g/t))	0.03 (1.03 g/t)
Contained average grade Au eqv oz/tonne (g/t) – stoping	0.14 (4.29 g/t)	0.05 (1.68 g/t)
Contained average grade Au eqv oz/tonne (g/t) – total	0.05 (1.44 g/t)	0.04 (1.15 g/t)
Tonnes milled	151,873	199,878
Recovered Au oz	6,671	5,511
Recovery % Au	90%	83%
Au oz sold	6,198	2,794

A comparison of the Q1 2012 production result to Q1 2011 indicates significant improvements in all

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

areas, which is expected during the production build-up phase. Tonnes milled during the quarter ended March 31, 2011 were augmented with the surface stockpile that accumulated since ore development commenced in July 2010. The actual results for Q1 2012 were in-line with the build-up plan as indicated for key measurables below :

	3 months ended March 31 2012
	Actual results	Build-up plan
Ore development (meters)	2,542	2,560
Stoping (square meters)	7,029	8,862
Ore tonnes to surface – total	151,584	154,756
Contained Au oz extracted - total	7,306	7,030
Contained average grade Au eqv oz/tonne (g/t) – total	0.05 (1.44 g/t)	0.05 (1.41 g/t)
Recovered Au oz	6,671	6,327
Recovery % Au	90%	90%

Better than planned Au grade from stoping compensated for the slightly lower than planned square meters stoped and ore tonnes from development. Square meters available for stoping more than doubled from December 31, 2011 with over 14,000 square meters being available at March 31, 2012. Available square meters increased further with approximately 16,200 square meters being available for stoping at the end of April 2012

The build-up plan for Q1 2012 incorporated the planned upgrades to infrastructure that impacted on the production build-up during the later part of 2011. The flooding of development ends, supplying a consistent feed of service water to working areas and the handling of spillage in the vertical shaft were the main issues that had to be dealt with. Although mitigating measures were put in place by the end of April 2012 it still requires constant monitoring and maintenance until such time as the permanent infrastructure has been completed. Water handling and supply improved significantly following an upgrade to the temporary systems with spillage in the vertical shaft decreasing following initial improvements to the loading arrangements. Refer below for an update on the progress being made on the permanent infrastructure.

The production focus remains on ore development in order to ensure stopes are available for mining and also to create future flexibility by opening up additional stopes. The second quarter of 2012 has its challenges due to the number of public holidays during April which impacts on production shifts. The 4 day team training of all development teams was also completed by the end of April 2012 which will however increase the productivity and availability of production teams.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Progress on 2012 infrastructure milestones

Project description	Progress update
1. Temporary water handling

Duel cascade system in the decline was completed during Q1 2012. The vertical shaft temporary system was cancelled due to the good progress made on completion of the permanent water handling system that is planned for completion in July 2012.

2. Vertical shaft spillage handling	The decline to shaft bottom is on schedule for completion in August 2012. The decline will allow for effective spillage removal which will improve shaft availability.
3. Conveyer system from C upper block

The tender has been awarded and manufacturing commenced in March 2012. The appointed contractor completed site establishment and the project is on track for completion by the end of Q2 2012. This project will improve material handling and alleviate congestion around the shaft loading area.

4. Clear water dam	On schedule for completion and commissioning by the end of Q2 2012. The ability to treat the dirty water before pumping it out of the mine will improve the water handling significantly.
5. Permanent infrastructure on 40 and 41 level.	On schedule for completion by the end of Q4 2012. Once completed the logistics and vehicle maintenance time will improve significantly due to the saving in non-productive travelling distances.

Underground and Surface Drilling

Infill drilling from surface has continued during Q1 2012 with the objective of improving on the evaluation and structural geometry of certain mining blocks. Underground evaluation is principally effected by channel sampling of exposed sidewalls of development drives and stope panels. Horizontal or shallow dipping cover drilling is undertaken for development control.

The surface drilling continued utilizing a total of four drill rigs. Two drill rigs are delineating reef on Vlakfontein Portion 20, one drill rig is being used to drill service boreholes around the vertical shaft and one drill rig is delineating the G-block around the Metallurgical Plant. A total of 4,945 meters of drill core were produced during the Q1 2012.

During Q1 2012, 2,283 channel samples were taken from 1,872 metres of development. Channel sampling to date indicate an overall average gold grade of 7.18 g/t, channel width of 75 cm and gold content of 539 cmg/t. These results are in-line with or better than mine development expectations. The current Life-of-Mine plan indicates an average channel width of 68 cm.

Plans for remainder of 2012

Ore development remains the key to delivering the planned production build-up. Our infrastructure and production teams need to constantly adapt to the ever increasing development target. Our production build-up plan incorporates the required improvements to infrastructure and training for our people that is required to enable Burnstone to meet its production build-up plan. Burnstone remains on target to meets its planned production of 90,000 – 100,000 Au oz for 2012. Although cash costs came in higher than planned during Q1 2012, the target of US$900 – US$1,000 per Au oz for the fiscal year remains achievable due to the planned increase in production in H2 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

5.	Market Trends

Gold opened at US$1,531 on January 3, 2012 and generally traded upwards up to February 28, 2012 when it closed at the quarter high of US$1,781. Continuous concern regarding stability and growth in the Global economy and Euro-debt crisis subsequently resulted in volatile trading with a closing price of US$1,635 recorded on March 22, 2012 and then recovering somewhat to close at US$1,663 on March 30, 2012. Gold prices remained under pressure subsequent to quarter end and traded range-bound between US$1,620 and US$1,670 up to the date of this MD&A.

The price of silver also impacts on the revenue and earnings of the Company, although to a lesser extent than the price of gold. Included in revenue for the quarter is 71,524 Ag oz sold from trial mining activities at Hollister. Silver opened on January 3, 2012 at US$28.18 and traded similar to gold with the highest closing for the quarter of US$37.623 recorded on February 29, 2012 before losing some ground to close at US$32.43 on March 30, 2012. Similar to gold, silver traded range-bound between US$31 and US$33 subsequent to quarter end up to the date of this MD&A.

The volatility in the gold price and unstable global economic conditions impacted the share price performance of most junior developing precious metal resource Companies. The delay in the production build-up at our Burnstone project and the liquidity concerns created by this, however, impacted severely on our share price as the risk adverse strategy followed by most investors resulted in over selling of the Company’s shares. The completion of the public offering in March 2012 also impacted on the share price of the Company which, after opening at $0.93 on January 3, 2012, closed on $0.70 on March 30, 2012. The exchange rate between the US$, $ and ZAR impacts on the Company’s earnings and cash flow. The ZAR opened at R7.81 against the US$ on January 3, 2012 and after trading at an average exchange rate of US$1 = ZAR7.74 during the quarter, it closed at US$1 = ZAR7.67 on March 30, 2012. The US$ and $ traded at an average of US$1 = $1.001 during the quarter.

6.	Quarterly Information

	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
	2012	2011	2011	2011	2011	2010	2010	2010
Current assets	75,725	61,907	46,263	76,575	105,633	35,038	60,102	84,904
Other assets	829,924	788,403	729,034	750,077	718,825	720,345	618,993	516,191
Total assets	905,649	850,310	775,297	826,652	824,458	755,383	679,095	601,095
Current liabilities	83,705	79,459	100,263	87,952	89,265	115,525	87,352	89,467
Non-current liabilities	300,293	299,283	229,220	216,748	226,479	174,141	217,146	168,007
Shareholders’ equity	521,651	471,568	445,814	521,952	508,714	465,717	374,597	343,621
Total liabilities and shareholders’ equity	905,649	850,310	775,297	826,652	824,458	755,383	679,095	601,095
Working capital (deficit)[1]	15,242	3,465	(5,438)	30,314	49,419	(27,976)	(19,821)	15,400
Revenue	33,373	40,570	46,673	56,738	26,343	42,714	12,230	37,940
Expenses	(51,143)	(2,928)	(80,660)	(57,789)	(46,684)	(35,528)	(35,567)	(42,843)
(Loss) profit for the period	(17,770)	37,642	(33,987)	(1,051)	(20,341)	7,186	(23,337)	(4,903)
Basic (loss) earnings per share	$ (0.04)	$ 0.08	$ (0.07)	$ 0.00	$ (0.05)	$ 0.02	$ (0.07)	$ (0.01)
Adjusted (loss) earnings per share	$ (0.03)	$ (0.01)	$ (0.03)	$ 0.00	$ (0.01)	$ 0.02	$ (0.05)	$ (0.01)
Weighted average number of common shares outstanding (thousands)	476,464	475,709	473,856	454,559	431,624	405,857	351,739	340,609

1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

The Company’s adjusted loss per share has generally been decreasing on a quarterly basis. The generally decreasing losses are attributable to the increased revenue from trial mining at Hollister as well as the increasing production from Burnstone following commencement of production in Q1 2011. Proceeds from metal sales also benefited from higher average gold and silver prices over the past 24 months. Since early 2011 metal sales from our Hollister property was however impacted by the timing of carbon delivery to third party refiners due to the challenges in pouring dore on site at our Esmeralda mill. This resulted in fluctuations in quarterly revenue as well as earnings. The Company further continues with an aggressive cost management project aimed at reducing the costs at operations as well as exploration and general corporate expenses. Fair value and market to market adjustments on financial instruments also leads to variability in the quarterly profit/loss as disclosed in the table above.

7.	Off-Balance Sheet Arrangements

(a) Financial guarantee

In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantaged South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and Great Basin gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $15 million (ZAR 117 million) was advanced to Tranter up to April 2012 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

Tranter has been notified by Investec that it is in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares serving as collateral for the loan. In addition to the funds advanced to Tranter to allow them to meet their interest obligations, the Company also advanced approximately $2.7 million (ZAR20 million) since October 2011 under the Guarantee agreement to assist Tranter to meet the margin call requirements and approximately $0.4 million (ZAR3 million) remains available under the Guarantee agreement to meet the unfunded cash margin of approximately $10 million (ZAR76 million) as well as future principal and interest payments. Following negotiations between the Company, Tranter and Investec, a Term sheet was entered into during late April setting out the mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations. In terms of the proposal Investec will remove all cash margin requirements and also restructure the repayment in such a manner that the required assistance from the Company does not impact on its short term cash requirements. The parties are currently working on finalizing the legal agreements and obtaining the required approvals to enter into the binding agreements. It is anticipated that this restructured loan and financial assistance agreement will be executed before May 30, 2012.

(b) Gold Fields royalty arbitration

The Company has received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described above, Gold Fields cancelled the royalty for consideration of $11 million (ZAR 80 million), that was paid by Great Basin in 2007, and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government. On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Management does not expect this issue to have an impact on the Company's near term cash-flow, development or production targets.

8.	Contractual obligations

Payments due by period
	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Convertible debentures (a)(b)	151.8	10.1	141.7	Nil	Nil
Term loan facilities (a)(c)	212.0	28.2	109.0	74.8	Nil
Finance lease liabilities (a)(d)	0.8	0.7	0.1	Nil	Nil
Operating lease obligations	0.2	0.2	Nil	Nil	Nil
Asset retirement obligations	7.3	Nil	Nil	Nil	7.3
Other (e)	0.8	0.1	0.2	0.2	0.3
Total	$ 372.9	$ 39.3	$ 251	$ 75	$ 7.6

Notes

(a)	Amounts include scheduled interest payments.

(b)

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

(c)	Term loan I

In December 2011 the Company restructured Term loan I by increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $142 million (US$140 million) of the restructured facility has been drawn down with an additional $10 million (US$10 million) available for future draw down on March 31, 2012. Term loan I has a maximum term of 5 years from December 15, 2011 and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. Term loan I bears interest at a premium of 4% over the 3 month US LIBOR rate and is secured by the Company’s Burnstone property, its assets and certain subsidiary guarantees.

Term loan II

The Company closed the $69 million (US$70 million) Term loan II on March 15, 2011. Term loan II has been fully drawn down and is being repaid in 15 remaining quarterly consecutive installments, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. The Nevada assets and certain guarantees by the Company serve as security for the loan.

(d)

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $1 million at March 31, 2012.

(e)	Other obligations include nominal environmental obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

9.	Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. Refer section 7(a) for details on transactions with related parties. There were no other material related party transactions during the quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

10.	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. These estimates may have a significant impact on the financial statements.

11.	Financial Instruments

(i) Zero cost collar program I

In connection with Term loan I (refer note 8(a) of the interim consolidated financial statements for the three months ended March 31, 2012), the Company executed a zero cost collar (“ZCC”) hedge program for a total 165,474 gold ounces over a period of five years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note (iii) below.

The marked-to-market movements until March 31, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	March 31 2012	December 31 2011
Gold price (per ounce)	US$1,669	US$1,564
Risk free interest rate	0.18% - 1.244%	0.33% - 1.285%
Expected life	1 – 57 months	1 – 60 months
Gold price volatility	14.64% - 24.32%	20.35% - 32%

Gold delivery positions as at March 31, 2012:

	March 31 2012	December 31 2011
Expired unexercised at no cost	3,054 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	162,420 ounces	165,474 ounces

(ii) Zero cost collar program II

In connection with Term loan II (refer note 8(b) of the interim consolidated financial statements for the three months ended March 31, 2012), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note (iii) below.

The marked-to-market movements until March 31, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

	March 31 2012	December 31 2011
Gold price (per ounce)	US$1,669	US$1,564
Risk free interest rate	0.18% - 0.97%	0.33% - 1.06%
Expected life	1 – 45 months	1 – 48 months
Gold price volatility	14.64% - 22.82%	20.35% - 30.76%

Gold delivery positions as at March 31, 2012:

	March 31 2012	December 31 2011
Expired unexercised at no cost	2,625 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	114,875 ounces	117,500 ounces

(iii) Gold delivery positions

The Company’s gold delivery positions as at March 31, 2012 are as follows:

Put options

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	2016 AU oz	Total AU oz
ZCC – 1 ZCC – 1 ZCC – 1 ZCC – 2	$900 $950 $1,200 $1,050	18,258 - - 7,000	- 28,506 - 33,875	- - 34,008 36,000	- - 39,768 35,083	- - 41,880 2,917	18,258 28,506 115,656 114,875
		25,258	62,381	70,008	74,851	44,797	277,295

Call options

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	2016 AU oz	Total AU oz
ZCC – 1 ZCC – 1 ZCC – 2	$1,890 $1,930 $1,930	9,129 9,129 7,000	14,253 14,253 33,875	17,004 17,004 36,000	19,884 19,884 35,083	20,940 20,940 2,917	81,210 81,210 114,875
		25,258	62,381	70,008	74,851	44,797	277,295

Refer to section 7 above for information relating to the fair value of the financial guarantee and also note 27 of the 2011 annual financial statements for a summary of the Company’s financial assets and liabilities.

12.	Other

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

12.1	Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

Working capital

Working capital includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

Cash production cost

The Company reports cash cost of ounces sold and tonnes produced. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash production cost includes direct development, mining, royalties and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

The reconciliation of production cost to cash production cost is presented below:

	3 months ended March 31, 2012		3 months ended March 31, 2011
	Nevada ($’000)	South Africa ($’000)	Nevada ($’000)	South Africa ($’000)
Production cost relating to metal sold	$13,043	$14,028	$11,240	$2,456
Net proceeds tax included in income tax expense	$330	-	$450	-
Average inventory cost adjustment.	-	-	-	$4,550[3]
Non-cash overhead costs included in production cost.	($319)	($507)	($68)	($102)
Total cash production costs for the period	$13,054	$13,521	$11,622	$6.904
Au eqv oz sold	15,357	6,198	17,324	2,794
Ore tonnes processed	20,042	151,873	21,634	92,116
Cash production cost per Au eqv oz	$850	$2,182	$670	$2,471
Cash production cost per tonne	$651	$89	$537	$75

Adjusted loss per share

Adjusted loss per share is used by the Company to compare quarterly and annual results on a sustaining basis by eliminating certain fair value adjustments and out of the ordinary expenses incurred.

The reconciliation of loss per share to adjusted loss per share is presented below:

3 An adjustment is made to eliminate the impact of the opening stock pile on February 1, 2011 on the average cost in the first year of production build-up.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2012

3 months ended
	March 31 2012 ($’000)	March 31 2011 ($’000)
Loss for the period Interest expense capitalized Impairment of loan due from related party Loss on derivative instruments	($17,770) - $2,623 $498	($20,341) ($2,515) - $14,832
Adjusted loss for the period	($14,649)	($8,024)
Weighted average number of common shares outstanding (‘000) Adjusted loss per share	476,464 ($0.03)	431,624 ($0.02)

12.3	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

12.4	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect our internal control over financial reporting during the period ended March 31, 2012.